UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2014

Commission File No.: 1-11130

(Translation of registrant’s name into English)

148/152 route de la Reine 92100 Boulogne-Billancourt — France

(Address of principal executive offices )

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Alcatel-Lucent announces early repayment of USD 1,750 million senior secured credit facility and release of attached pledges

Paris, France, 20 August 2014 - Alcatel-Lucent (Euronext Paris and NYSE: ALU – the “Company”) has announced today that its affiliate Alcatel-Lucent USA Inc. has repaid - on 19 August 2014 - early and in full, the senior secured credit facility of an initial principal amount of USD 1,750 million entered into on 30 January 2013.

This senior secured credit facility was secured by various first-priority pledges on a material portion of the Alcatel-Lucent Group’s assets, including substantially all patents and other intellectual property rights of Alcatel-Lucent USA Inc., the Company and other of the Group’s affiliates. These pledges will be consequently cancelled and released.

The early repayment of the senior secured credit facility, for an outstanding amount of approximately USD 1,724 million, has been implemented by using the proceeds from the issuance of bonds convertible into and/or exchangeable for new and/or existing shares of the Company maturing in 2019 and 2020 and by using Group’s available cash.

Commenting on the announcement, Michel Combes, CEO of Alcatel-Lucent, said: “The early repayment of the senior secured loan taken out in January 2013 is another major milestone in our execution of The Shift Plan. Through the measures we have taken to strengthen our balance sheet, we have also been able to regain control of our own destiny, in particular, the release of intellectual property, giving us now the freedom and flexibility to leverage these assets as and how we see beneficial for Alcatel-Lucent’s future.”

ABOUT ALCATEL-LUCENT (EURONEXT PARIS AND NYSE: ALU)

We are at the forefront of global communications, providing products and innovations in IP and cloud networking, as well as ultra-broadband fixed and wireless access to service providers and their customers, and to enterprises and institutions throughout the world. Underpinning us in driving the industrial transformation from voice telephony to high-speed digital delivery of data, video and information is Bell Labs, an integral part of the Group and one of the world’s foremost technology research institutes, responsible for countless breakthroughs that have shaped the networking and communications industry. Our innovations have resulted in our Group being recognized by Thomson Reuters as a Top 100 Global Innovator, as well as being named by MIT Technology Review as amongst 2012’s Top 50 “World’s Most Innovative Companies”. We have also been recognized for innovation in sustainability, being named Industry Group Leader in the Technology Hardware & Equipment sector in the 2013 Dow Jones Sustainability Indices review, for making global communications more sustainable, affordable and accessible, all in pursuit of the Group’s mission to realize the potential of a connected world.

With revenues of Euro 14.4 billion in 2013, Alcatel-Lucent is listed on the Paris and New York stock exchanges (Euronext and NYSE: ALU). The company is incorporated in France and headquartered in Boulogne-Billancourt.

For more information, visit Alcatel-Lucent on: http://www.alcatel-lucent.com, read the latest posts on the Alcatel-Lucent blog http://www.alcatel-lucent.com/blog and follow the Company on Twitter: http://twitter.com/Alcatel_Lucent.

ALCATEL-LUCENT PRESS CONTACTS

SIMON POULTER	simon.poulter@alcatel-lucent.com	T : +33 (0)1 55 14 10 06
ALCATEL-LUCENT INVESTOR RELATIONS
MARISA BALDO	marisa.baldo@alcatel-lucent.com	T : +33 (0)1 55 14 11 20
JACQUES-OLIVIER VALLET	jacques-olivier.vallet@alcatel-lucent.com	T : +33 (0)1 55 14 12 49
TOM BEVILACQUA	thomas.bevilacqua@alcatel-lucent.com	T : +1 908-582-7998

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: August 20, 2014	Alcatel Lucent

	By:	/s/ Jean Raby
	Name:	Jean Raby
	Title:	Chief Financial and Legal Officer